09041069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Broadway, Suite 504
(No. and Street)

Fargo (City) North Dakota (State) 58102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Medhus 701-293-9434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S (Address) Fargo (City) ND (State) 58103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAY 22 2009
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Medhus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Financial Services, Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN C LACOE
Notary Public
State of North Dakota
My Commission Expires Feb. 25, 2010

[signature]
Signature

Pres
Title

Kathleen C LaCoe
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Associated Financial Services, Inc.
(a wholly-owned subsidiary of RTM, Ltd.)
Fargo, North Dakota

We have audited the accompanying statements of financial condition of Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) as of March 31, 2009 and 2008, and the related statements of operations and comprehensive income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Financial Services, Inc. (A wholly-owned subsidiary of RTM, Ltd.) as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2009 financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
May 12, 2009

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

4310 17th Ave S ▮ PO Box 2545 ▮ Fargo, ND 58108 2545 ▮ Phone 701 239 8500 ▮ Fax 701 239 8600 ▮ EOE

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash - general funds, including interest-bearing deposits of $5,029 in 2009 and $16,085 in 2008	$ 895	$ 16,463
Securities available for sale	9,790	19,330
Commissions receivable	9,331	15,313
Note receivable - Officer	21,387	11,679
	$ 41,403	$ 62,785
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 50	$ 68
Accrued commissions payable	4,420	6,749
Accrued payroll taxes	1,061	592
Total current liabilities	5,531	7,409
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share Authorized, 9,000 shares Issued, 2,000 shares	20,000	20,000
Additional paid-in capital	3,000	3,000
Retained earnings	22,282	32,246
Accumulated other comprehensive income (loss)	(9,410)	130
	35,872	55,376
	$ 41,403	$ 62,785

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
REVENUE		
Commissions	$ 231,442	$ 328,963
Interest	852	1,191
Miscellaneous	4,118	142
	236,412	330,296
OPERATING EXPENSES		
Commissions	117,129	168,423
Officers' salaries	32,500	29,350
Other salaries	20,000	60,000
Office rent and utilities	10,275	12,013
Professional services	5,821	6,830
Travel	5,800	6,575
Employee benefits	5,644	5,214
Telephone and postage	4,791	5,155
Dues, fees and insurance	4,447	3,725
Meals and entertainment	3,169	1,474
Payroll taxes	2,317	2,281
Office supplies	1,776	2,128
Advertising	903	1,347
Equipment rental	458	458
Donations	43	143
Miscellaneous	1,003	949
	216,076	306,065
INCOME BEFORE INCOME TAXES	20,336	24,231
INCOME TAXES	4,300	5,700
NET INCOME	16,036	18,531
OTHER COMPREHENSIVE INCOME		
Unrealized holding gains (losses) on investments	(9,540)	4,625
TOTAL COMPREHENSIVE INCOME	$ 6,496	$ 23,156

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2009 AND 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, MARCH 31, 2007	$ 20,000	$ 3,000	$ 32,715	$ (4,495)	$ 51,220
Net income	-	-	18,531	-	18,531
Unrealized gain on marketable securities			-	4,625	4,625
Distributions	-	-	(19,000)	-	(19,000)
BALANCE, MARCH 31, 2008	20,000	3,000	32,246	130	55,376
Net income	-	-	16,036	-	16,036
Unrealized loss on marketable securities			-	(9,540)	(9,540)
Distributions	-	-	(26,000)	-	(26,000)
BALANCE, MARCH 31, 2009	$ 20,000	$ 3,000	$ 22,282	$ (9,410)	$ 35,872

See Notes to Financial Statements

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
OPERATING ACTIVITIES		
Net income	$ 16,036	$ 18,531
Changes in assets and liabilities		
Commissions receivable	5,982	22,722
Accounts payable	(18)	(608)
Accrued commissions payable	(2,329)	(23,931)
Accrued payroll taxes	469	(311)
NET CASH FROM OPERATING ACTIVITIES	20,140	16,403
INVESTING ACTIVITY		
Net change in loans to officer	(9,708)	3,707
FINANCING ACTIVITY		
Distributions	(26,000)	(19,000)
NET CHANGE IN CASH	(15,568)	1,110
CASH AT BEGINNING OF YEAR	16,463	15,353
CASH AT END OF YEAR	$ 895	$ 16,463

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Fargo, North Dakota with representatives in various locations in North Dakota. The Company's primary source of revenue is providing brokerage services to its customers.

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(I) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

Security Transactions

Commission revenue and expenses are reflected in these financial statements as of the trade date.

Income Taxes

The Company files its income tax returns on a consolidated basis with its parent company, RTM, Ltd. The Company's provision for income taxes is determined using the separate return method. Income taxes are paid by RTM, Ltd.

In July 2006, Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, (FIN No. 48) was issued. Subsequent to its original issuance, the effective date of its implementation for nonpublic enterprises has been deferred, and is currently deferred for nonpublic entities until years beginning after December 15, 2008. The Company has elected to defer implementation of FIN No. 48, as allowable.

The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FIN No. 48.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all certificates of deposit to be cash equivalents.

(continued on next page)

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with the provisions of FASB Statement No. 157, *Fair Value Measurements*, which provides a framework for measuring fair values under generally accepted accounting principles.

Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Comprehensive Income

Comprehensive income includes net income and the change in unrealized gains (losses) on investments. Cumulative net comprehensive income is reported as a component of stockholder's equity on the balance sheet.

Advertising

Costs for advertising are expensed as incurred.

NOTE 2 - OPERATING LEASE

The Company leases its office space under a monthly operating lease. The Company is required to pay utilities. Office lease payments, including utilities, for the years ended March 31, 2009 and 2008 were $10,275 and $12,013, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of March 31, 2009 and 2008, the Company's unsecured 4 percent note receivable balance from one of its officers, due on demand, was $21,387 and $11,679, respectively. Interest income from this note receivable totaled $733 and $642 in the years ended March 31, 2009 and 2008, respectively.

(continued on next page)

NOTE 4 - FAIR VALUE OF ASSETS

Assets measured at fair value on a recurring basis at March 31, 2009 and 2008, respectively, are as follows:

	2009		
Available-for-Sale Securities	Cost	Gross Unrealized Loss	Market Value
NASDAQ OMX Group Inc.	$ 19,200	$ (9,410)	$ 9,790

	2008		
Available-for-Sale Securities	Cost	Gross Unrealized Gain	Market Value
NASDAQ OMX Group Inc.	$ 19,200	$ 130	$ 19,330

The Company identifies cost on the first-in first-out basis.

The related fair values of these assets are determined as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
March 31, 2009			
Available-for-sale securities	$ 9,790	$ -	$ -
March 31, 2008			
Available-for-sale securities	$ 19,330	$ -	$ -

The fair value for available-for-sale securities is determined by reference to quoted market prices.

Unrealized losses of $9,540 in 2009 and unrealized gains of $4,625 in 2008 are reported in the statements of operations and comprehensive income as a component of other comprehensive income.

(continued on next page)

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2009 and 2008, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2009	2008
Net capital ratio	.58:1	.22:1
Net capital	$ 9,590	$ 34,032
Net capital requirement	$ 5,000	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2009

		Schedule I
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$	35,872
Deductions		
Nonallowable assets:		
Haircuts on securities		(4,895)
Note receivable from officer		(21,387)
Net capital	$	9,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	4,590
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	9,037
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	5,531
Ratio of aggregate indebtedness to net capital		.58:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	9,590
Audit adjustments		-
	$	9,590
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	5,531
Audit adjustments		-
	$	5,531

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Associated Financial Services, Inc.
(A Wholly-Owned Subsidiary of RTM, Ltd.)
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplementary schedule of Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) for the year ended March 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; in recordation of differences required by Rule 17a-13; and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Associated Financial Services, Inc. (a wholly-owned subsidiary of RTM, Ltd.) is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4310 17th Ave S ▮ PO Box 2545 ▮ Fargo, ND 58108 2545 ▮ Phone 701 239 8500 ▮ Fax 701 239 8600 ▮ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Associated Financial Services, Inc.'s (a wholly-owned subsidiary of RTM, Ltd.) practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
May 12, 2009

FINANCIAL STATEMENTS
MARCH 31, 2009 AND 2008

ASSOCIATED FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RTM, LTD.)